SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017

VIA EDGAR	January 14, 2014

Re:	KKR & Co. L.P.
Registration Statement on Form S-4

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of KKR & Co. L.P., a Delaware limited partnership ("KKR"), we hereby submit for filing by electronic transmission a Registration Statement on Form S-4 with respect to registration under the Securities Act of 1933, as amended (the "Securities Act"), of common units of KKR issuable in connection with the proposed merger of KKR Financial Holdings LLC with an indirect subsidiary of KKR.

        The $338,473 registration fee, calculated pursuant to Rules 457(c) and 457(f) under the Securities Act, has been transmitted by wire transfer of immediately available funds to the Securities and Exchange Commission's lockbox depository for credit to KKR's account.

        If you have any questions with respect to the foregoing, please call Gary Horowitz ((212) 455-7113) or Joe Kaufman ((212) 455-2948)) of this firm.

Very truly yours,
SIMPSON THACHER & BARTLETT LLP